                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                              Universal Mfg. Co.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  913708-10-3
--------------------------------------------------------------------------------
                                (CUSIP Number)


          Thomas W. Rasmussen, P.O. Box 61428, Denver, Colorado 80206
                                (303) 755-5414

                                with a copy to:

                              Victoria H. Finley
                              1500 Woodmen Tower
                                Omaha, NE 68102
                                (402) 341-0500

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 31, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (SS)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

                                 SCHEDULE 13D
CUSIP NO. 913708-10-3
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Thomas W. Rasmussen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            26,700

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          57,436
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             26,700

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      84,136

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.
         -------------------

     This statement relates to the Common Stock of Universal Manufacturing Co. ("Issuer"), a Nebraska corporation, having its principal executive offices at 405 Diagonal Street, Algona, Iowa 50511.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

     (a) This statement is being filed by Thomas W. Rasmussen (the "Reporting Person"), as an individual, and as Trustee of the Teresa Ann Kell Trust dated January 1, 2001.

     (b) The Reporting Person's residential address is P.O. Box 61428, Denver, Colorado 80206.

     (c) The Reporting Person is employed at Sill-TerHar Motors, Inc., 150 Alter Street, Broomfield, Colorado 80020. The Reporting Person is also a director of the Issuer.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

     Not applicable. No source of funds were utilized. See Item 5(c).

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

     The Reporting Person has no plans to acquire additional securities, however, he may at any time sell some or all of the shares of the Issuer of which he owns or acts as Trustee. The Reporting Person does not have any plans or proposals which relate to or would result in extraordinary corporate transactions affecting the Issuer, sale of its assets, changes in its board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or delisting of the Issuer's securities, termination of registration of the Issuer's securities or similar actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

     (a) According to the most recently published financial information provided by the Issuer, there were approximately 816,000 shares of the Issuer's Common Stock outstanding. The Reporting Person, at the present time, beneficially owns an aggregate of 84,136 shares of the Issuer's Common Stock, constituting approximately 10.3% of the outstanding shares.

     (b) The Reporting Person has sole dispositive and sole voting power with respect to 26,700 shares, including 13,400 shares held by him directly and 13,300 shares held by him as Trustee of the Teresa Ann Kell Trust dated January 1, 2001. The Reporting Person has shared voting power with respect to 57,436 shares held by his mother. The filing of this statement shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Act or for any other purposes, the beneficial owner of securities held by or for the benefit of his mother or his sister and any ownership interest in said securities is disclaimed.

     (c) As of August 31, 2001, the Reporting Person is no longer deemed to be the beneficial owner of 53,200 shares of Common Stock held in trust over which the Reporting Person presided as Trustee due to the dissolution of that trust. In connection with the dissolution of that trust, as one of four beneficiaries of that trust, the Reporting Person received 13,300 shares of Common Stock upon dissolution of the trust and distribution of the shares to the beneficiaries. The Reporting Person expended no funds in consideration for such distribution. The Reporting Person has discretionary power over 13,300 shares of Common Stock held in the Teresa Ann Kell Trust dated January 1, 2001, over which the Reporting Person presides as Trustee. The Reporting Person expended no funds in consideration for such power. The Reporting Person has discretionary power over the 57,436 shares owned by his mother, Patricia Ann Rasmussen, and expended no funds in consideration for such power.

     (d) The Reporting Person's mother, Patricia Ann Rasmussen, has the right to receive dividends from, or the proceeds from the sale of, the shares held by her.

     (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

     None.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 23, 2001                        /s/ Thomas W. Rasmussen
                                       -----------------------
                                       Thomas W. Rasmussen